Filed pursuant to Rule 253(g)(2)

File No. 024-11432

OFFERING CIRCULAR

DATED MARCH 29, 2021

Future Acres, Inc.

1438 9th Street

Santa Monica, CA 90401

up to

1,807,229 shares of Series Seed Preferred Stock

up to

1,807,229 shares of Common Stock into which the Series Seed Preferred Stock may convert*

*The Series Seed Preferred Stock is convertible into Common Stock either at the discretion of the investor or automatically upon effectiveness of registration of the securities in an Initial Public Offering. The total number of shares of the Common Stock into which the Series Seed Preferred Stock may be converted will be determined by dividing the Original Issue Price per share by the conversion price per share.

We are offering a minimum number of 301,205 shares of Series Seed Preferred Stock and a maximum number of 1,807,229 shares of Series Seed Preferred Stock on a “best efforts” basis to investors in this offering.

Series Seed Preferred Shares	Total Number of Shares Being Offered	Price Per Share to the Public	Underwriting Discounts and Commissions, per share**	Proceeds to Company Before Expenses***
Per share/unit		$1.66	$0.14	$1.52
SeedInvest Investor Fee per share		$0.03	$--	--
Price per share plus fee		$1.69	$0.14	$1.52
Total Minimum	301,205	$509,036	$42,500	$457,500
Total Maximum	1,807,229	$3,054,217	$255,000	$2,745,000

*The Company has engaged SI Securities, LLC to serve as its sole and exclusive placement agent to assist in the placements of its securities. The Company will pay SI Securities, LLC in accordance with the terms of the Issuer Agreement between the Company and SI Securities, LLC, attached as Exhibit 1 hereto. If the placement agent identifies all the investors and the maximum amount of shares is sold, the maximum amount the Company would pay SI Securities, LLC is $255,000. This does not include transaction fees paid directly to SI Securities, LLC by investors. See “Plan of Distribution and Selling Securityholders” for details of compensation and transaction fees to be paid to the placement agent.

In each case SI Securities, LLC will charge investors a non-refundable transaction fee equal to 2% of the amount invested (up to $300) at the time of the subscription.

This transaction fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount nonaccredited investors may invest under Rule 251(d)(2)(i)(C).

**Future Acres, Inc. (the “Company”) expects that the amount of expenses of the offering that it will pay will be approximately $33,000, not including commissions or state filing fees.

The Company is selling shares of Series Seed Preferred Stock.

The Company has engaged The Bryn Mawr Trust Company of Delaware as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors, and assuming we sell a minimum of $500,000 in shares, excluding the SI Securities transaction fee, may hold a series of closings at which we receive the funds from the Escrow Agent and issue the shares to investors. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) March 28, 2022, or (3) the date at which the offering is earlier terminated by the Company in its sole discretion. In the event we have not sold the minimum amount of shares by March 28, 2022 or sooner terminated by the Company, any money tendered by potential investors will be promptly returned by the Escrow Agent. The Company may undertake one or more closings on a rolling basis once the minimum offering amount is sold. After each closing, funds tendered by investors will be available to the Company. The offering is being conducted on a best-efforts basis.

THE   UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)I OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 8.

Sales of these securities will commence on approximately March 29, 2021.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

Implications of Being an Emerging Growth Company

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

☐	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

☐	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

☐	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

☐	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

☐	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Summary of the Offering

The following summary of certain information contained in this Offering Circular is not intended to be complete in itself. The summary does not provide all the information necessary for you to make an investment decision. You are encouraged to review the more detailed information in the remainder of the Offering Circular.

As used in this Offering Circular, unless the context otherwise requires, the terms “Corporation,” “Company”, “Future Acres”, “we”, “our”, and “us” refer to Future Acres, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Future Acres Company Overview

Future Acres, Inc., formerly known as Future Labs III, Inc. and now doing business as Future Acres, has developed one of the first electric, fully autonomous transport robots for the agriculture and farming industry. By partnering with Future Acres, farms could reduce their labor requirements and increase their productivity in an industry already plagued by labor shortage and increased wages. Our team has a wealth of experience in automation and agricultural technology and we are bringing this experience to build one of the world's first autonomous farm transport robots. We are backed by Wavemaker, a global venture capital firm, and by Wavemaker Labs (Future Labs VII, Inc.), its in-house robotics and automation corporate innovation studio. Future Acres (Future Acres, Inc.) has common ownership with Wavemaker Labs. Both entities are majority owned by Future VC, LLC, which currently controls the majority (79%) of voting stock of both entities. We are based in Santa Monica, California and are currently working on version two of our prototype.

To date, Future Acres has not yet generated any revenue. Additionally, the independent CPA has included a “going concern” note in its Independent Auditor’s Report on the Company’s 2018-2019 financial statements, suggesting there is substantial doubt about the Company’s ability to continue as a going concern.

Industry Overview

Today, the US agricultural industry is under tremendous downward pressure and faces fierce competition from international competitors. Most international competitors have labor costs that range from 1/10 to 1/50 the total labor cost of the average US producer. Given that labor is anywhere from 10 - 50% of the total cost of goods sold of an agricultural product, many of these foreign competitors can and are undercutting US competitors on price.

With labor becoming an increasingly important part of farming costs, Future Acres believes the introduction of an electric, fully autonomous transport system to the agriculture industry will be highly disruptive. With Future Acres, farmers may be able to drastically reduce their labor costs and increase their productivity, helping them increase revenue and profit and staying competitive in a highly commoditized industry.

Within the next 12 months, Future Acres plans to launch its first product, Carry, which is an all-terrain, all-weather autonomous robot designed to transport produce from the field to processing centers on the farm.

Carry is modular in design and can support an array of accessories. Future Acres’ long-term vision is to develop a range of agricultural robots based on Carry to fully automate farming operations for its customers. This includes a harvest robot that can automate picking, and an in-field command center and charging station.

Our Planned Products

Product / Service	Description	Current Market
Carry	Electric, fully autonomous farming transport system, this is the first product in the Future Acres line, which will navigate farms and transport fruit by following farm workers in the field	Specialty crop farms, which are defined as farms that grow fruits, vegetables, tree nuts, and dried fruits, and cannabis farms
Harvest Bot	An add on to Carry, this product will identify and robotically pick ripe produce into bins for transport to centralize packing	Specialty crop farms
Command Center Bot	Fleet connectivity for Future Acres Robots on a lightweight, solar-powered trailer, capable of automated battery swaps	Specialty crop farms

Selected Risks Associated With The Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	We have a limited operating history upon which to evaluate our performance and have not yet generated profits or revenue.
●	Many of the Company’s contracts are understood to be contingent on the successful development and proof of concept of its autonomous farming transport system.
●	The development and commercialization of the Company’s products and services are highly competitive.
●	The Company’s expenses will significantly increase as they seek to execute their current business model.
●	The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property.
●	Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events.
●	We rely on a small management team to execute our business plan.
●	The Company is still beta testing the first version of their robot.
●	The Company is subject to rapid technological change and dependence on new product development.
●	We plan to initially rely on third-party manufacturers.
●	We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.
●	There is no current market for any shares of the Company's stock.

Offering Terms

Securities Offered

Minimum of 301,205 shares of Series Seed Preferred Stock and 301,205 shares of Common Stock into which they may convert.

Maximum of 1,807,229 shares of Series Seed Preferred Stock and 1,807,229 shares of Common Stock into which they may convert.

Minimum Investment	The minimum investment in this offering is $999.32, or 602 shares of Series Seed Preferred Stock. Investors participating in the SeedInvest Auto Invest program have a lower investment minimum in this offering of $199.20, or 120 shares.
Securities outstanding before the Offering:
Common Stock	0 shares
Class F Stock	3,000,000 shares (Upon the initial closing of this Offering, 25% of the outstanding Class F Stock shall automatically convert into a shadow series (Series Seed Shadow Stock) of the Series Seed Preferred Stock on a 1:1 basis)
Preferred Stock	0 shares
Securities outstanding after the Offering:
Common Stock	0 shares
Class F Stock	2,250,000 shares
Series Seed Preferred Stock (assuming a fully subscribed offering)	1,940,486 shares (see “Dilution” for more information on conversion of convertible notes). Each share of Series Seed Preferred is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred by the Conversion Price for that series of Series Seed Preferred in effect at the time of conversion.
Series Seed Shadow Stock	750,000 shares
Use of Proceeds	The proceeds of this offering will be used for product development, personnel, and general overhead.

Risk Factors

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to Invest.

Risks Related to Our Company

We have a limited operating history upon which to evaluate our performance and have not yet generated profits or revenue.

We are a new company and have neither generated revenue, nor have we had any significant operating history. As such, it is difficult to determine how we will perform, as our core product has yet to come market.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors’ dollars at significant risk.

The Company’s business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company’s current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company’s expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of the year, they will be ramping up cash burn to promote revenue growth, initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the “prior art” in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

The Company’s letters of intent are understood to be contingent on the successful development and proof of concept of its autonomous farming transport system. The autonomous farming transport system is still in development, and the Company’s business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it is not guaranteed that the autonomous farming transport system or any other product candidates will be successfully developed or commercialized.

The Company’s success is dependent on commercial adoption of agricultural autonomous robots, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company’s products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for agricultural autonomous robots is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of agricultural autonomous robots that the Company has experienced in the past will continue in the future.

The development and commercialization of the Company’s products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The agricultural robotics market is an emerging industry where new competitors are entering the market frequently. Many of the Company’s competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company’s competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive AgTech space. Additionally, the product may be in a market where customers will not have brand loyalty.

We rely on a small management team to execute our business plan. Our management team is currently small and made up of only two part-time individuals, Suma Reddy and Kevin Morris, whom we rely on to help us raise funds and help grow our business. Our partnership and relationship with Wavemaker Labs is crucial for us to achieve our growth plan.

The Company is still beta testing the first version of their robot. Sophisticated technology platforms often contain errors or defects, such as errors in computer code or other systems errors, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner’s preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers’ expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer’s needs, their business would be adversely affected.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors. In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of our Common or Preferred Stock and/or other classes of equity. All of these would result in dilution to our existing investors, plus they may include additional rights or terms that may be unfavorable to our existing investor base. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

The independent CPA has included a “going concern” note in its Independent Auditor’s Report on our 2018-2019 financial statements. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $659,139 and $56,590 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. As of December 31, 2019, the Company had an accumulated deficit of $715,729 and limited liquid assets with $5,466 of cash held. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company's stock. There is no formal marketplace for the resale of the Preferred stock or any of the Company’s Common Stock. Shares of Series Seed Preferred Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral.

Under the terms of our Certificate of Incorporation, investors may not be able to cast a vote when called for after a period of time has elapsed. The Series Seed Preferred Stock in this offering will have the right to vote when matters are submitted to the stockholders for a vote. Under the terms of our Certificate of Incorporation, when a vote is requested, notice will be provided to each stockholder eligible to vote. If the investor fails to vote within fourteen calendar days of the issuance of the notice, the Board of Directors may cast that investor’s vote in line with the majority of other votes of the Series Seed Preferred Stock. As a result, an investor who does not act within the prescribed period of time, may have his or her vote cast in opposition to his or her preference.

Our Certificate of Incorporation include automatic conversion provisions covering the stock issued to our Founders. Under the terms of our Certificate of Incorporation our Class F Stock will convert into a class of preferred stock subject to the availability of a securities law exemption for the conversion. See "Securities Being Offered" for more information on these conversion terms. These conversion terms may incentivize certain purchasers to purchase shares directly from our founders or encourage our founders to provide advantageous terms to future investors, terms at which our founders will be able to participate in a limited capacity as well. As such, there may be instances where conflicts could arise between the interests of our holders of Class F Stock and the interests of investors in this offering.

The Company has converted all outstanding shares of Common Stock into Class F Stock as of March 15, 2021.  As of March 15, 2021, all outstanding shares of Common Stock have been converted into Class F Stock. This includes all Common Stock held by our Founders. Upon the initial closing of this Offering, 25% of the outstanding Class F Stock shall automatically convert into a shadow series (Series Seed Shadow Stock) of the Series Seed Preferred Stock on a 1:1 basis, as described further below under “Securities Being Offered” and the Company’s Certificate of Incorporation. All remaining Class F Stock will be convertible into the most senior class of preferred stock (including preferred stock issued through future financings) upon the completion of a secondary sale. Class F Stock that converts into preferred stock on a secondary sale will have the same liquidation preference and voting rights as the class of preferred into which it converts.

The value of your investment may be diluted if the company issues additional options. A pool of unallocated options is typically reserved for future employees, which affects the fully-diluted pre-money valuation for this offering. The price per share of the Series Seed Preferred Stock has been calculated assuming a 3% post-money option pool, which may not account for all additional options the company will issue after the offering and may not provide adequate protection against the dilution investors may face due to such additional issuances. Any option issuances by the company over the 3% pool will lower the value of your shares. There is currently a total of 204,770 authorized shares available for option grants under the Company’s stock option plan.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company’s shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.  Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The Bylaws of the Company include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Amended and Restated Bylaws (the “Bylaws”) require that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our Bylaws provide that this exclusive forum provision will not apply to claims arising under the Securities Act. Further, this provision will not apply to claims arising under the Exchange Act, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. This forum selection provision in our Bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding the forum selection clause included in our Bylaws, a court could rule that such a provision is inapplicable or unenforceable

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of California. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company’s securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options, and assuming that the shares are sold at $1.66 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the Company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

							Effective Cash Price
					Total Issued		per Share at Issuance
				Potential	and Potential		or Potential
	Date Issued	Issued Shares		Shares	Shares		Conversion
Class F Shares	2017 - 2018	2,250,000	(2)		2,250,000		$0.10
Series Seed Shadow Series	2019	750,000	(4)		750,000		$0.10
Convertible Notes Payable Outstanding
2019 Convertible Note Payable	2019	-		133,257	133,257	(3)	$1.33	(3)

Warrants (Advisory Agreements):
Common	2019			354,484	354,484	(1)	$0.50

Options:
$0.50 Options	2019-2020			536,139	536,139	(1)	$0.50

Total Common Share Equivalents		3,000,000		1,023,880	4,023,880		$0.23
Investors in this offering, assuming $3 Million raised		1,807,229			1,807,229		$1.66

Total After Inclusion of this Offering		4,807,229		1,023,880	5,831,109		$0.68

(1)	Assumes conversion at exercise price of all outstanding warrants and options
(2)	Assumes conversion of all issued preferred shares to common stock.
(3)	Convertible notes potential shares calculated based on the Conversion Price equal to 80% of the price per share at which shares are being sold and issued to cash investors in the Series Seed financing round per the convertible note agreements as the valuation in this offering does not exceed the valuation cap. Assumes conversion of all preferred shares resulting from conversion of convertible notes to common stock.
(4)	Assumes 25% of existing Class F shares convert into a Series Seed Shadow Series per the Company's Amended Certificate of Incorporation

The following table demonstrates the dilution that new investors will experience upon investment in the Company. This table uses the Company’s net tangible book value as of June 30, 2020 of $5,911 which is derived from the net equity of the Company in the June 30, 2020 interim financial statements. This tangible net book value is then adjusted to contemplate conversion all other convertible instruments outstanding at current that would provide proceeds to the Company, which assumes exercise of all convertible notes (133,257 shares) outstanding. The offering costs assumed in the following table includes up to $255,000 in commissions to SI Securities, Inc., as well as legal and accounting fees incurred for this Offering. The table presents three scenarios for the convenience of the reader: a $500,000 raise from this offering, a $1,500,000 raise from this offering, and a fully subscribed $3,000,000 raise from this offering (maximum offering).

On Basis of Full Conversion of Issued Instruments	$0.5 Million Raise		$1.5 Million Raise		$3 Million Raise
Price per Share	$1.66		$1.66		$1.66
Shares Issued	301,205		903,614		1,807,229
Capital Raised	$500,000		$1,500,000		$3,000,000
Less: Offering Costs	$(75,500)		$(160,500)		$(288,000)
Net Offering Proceeds	$424,500		$1,339,500		$2,712,000
Net Tangible Book Value Pre-financing	$5,911	(2)	$5,911	(2)	$5,911	(2)
Net Tangible Book Value Post-financing	$430,411		$1,345,411		$2,717,911

Shares issued and outstanding pre-financing, assuming full conversion and issued stock options	4,023,880	(1)	4,023,880	(1)	4,023,880	(1)
Post-Financing Shares Issued and Outstanding	4,325,085		4,927,494		5,831,109

Net tangible book value per share prior to offering	$0.001		$0.001		$0.001
Increase/(Decrease) per share attributable to new investors	$0.098		$0.272		$0.465
Net tangible book value per share after offering	$0.100		$0.273		$0.466
Dilution per share to new investors ($)	$1.560		$1.387		$1.194
Dilution per share to new investors (%)	94.01%		83.55%		71.92%

(1)	Assumes conversion of all issued preferred and Class F shares to common stock, conversion of 354,484 outstanding stock warrants (providing proceeds of $177,242 to net tangible book value), and conversion of 536,139 outstanding stock options (providing proceeds of $268,070 to net tangible book value).
(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1).

The next table is the same as the previous but adds in consideration of authorized but unissued stock options, presenting the fully diluted basis. This adds 204,770 pre-financing shares outstanding and is not adjusted for potential conversion proceeds on the hypothetical exercise of these options.

On Basis of Full Conversion of Issued Instruments On Basis of Full Conversion of Issued Instruments and Authorized but Unissued Stock Options	$0.5 Million Raise		$1.5 Million Raise		$3 Million Raise
Price per Share	$1.66		$1.66		$1.66
Shares Issued	301,205		903,614		1,807,229
Capital Raised	$500,000		$1,500,000		$3,000,000
Less: Offering Costs	$(75,500)		$(160,500)		$(288,000)
Net Offering Proceeds	$424,500		$1,339,500		$2,712,000
Net Tangible Book Value Pre-financing	$5,911	(2)	$5,911	(2)	$5,911	(2)
Net Tangible Book Value Post-financing	$430,411		$1,345,411		$2,717,911

Shares issued and outstanding pre-financing,assuming full conversion and authorization but unissued stock options	4,228,650	(1)	4,228,650	(1)	4,228,650	(1)
Post-Financing Shares Issued and Outstanding	4,529,855		5,132,264		6,035,879

Net tangible book value per share prior to offering	$0.001		$0.001		$0.001
Increase/(Decrease) per share attributable to new investors	$0.094		$0.261		$0.449
Net tangible book value per share after offering	$0.095		$0.262		$0.450
Dilution per share to new investors ($)	$1.565		$1.398		$1.210
Dilution per share to new investors (%)	94.28%		84.21%		72.87%

(1)	Assumes conversion of all issued preferred and Class F shares to common stock, conversion of 354,484 outstanding stock warrants (providing proceeds of $177,242 to net tangible book value), and conversion of 536,139 outstanding stock options (providing proceeds of $268,070 to net tangible book value), and conversion of authorized but unissued stock options of 204,770 shares (no adjustment for proceeds contemplated in the calculations).
(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1).

The final table is the same as the previous two, but removes the assumptions of conversion of options, and warrants and consideration of authorized but unissued stock options, instead only presenting issued shares (common shares, plus the assumption of conversion of all issued and outstanding preferred shares).

On Issued and Outstanding Basis:	$0.5 Million Raise	$1.5 Million Raise	$3 Million Raise
Price per Share	$1.66	$1.66	$1.66
Shares Issued	301,205	903,614	1,807,229
Capital Raised	$500,000	$1,500,000	$3,000,000
Less: Offering Costs	$(75,500)	$(160,500)	$(288,000)
Net Offering Proceeds	$424,500	$1,339,500	$2,712,000
Net Tangible Book Value Pre-financing	$(439,401)	$(439,401)	$(439,401)
Net Tangible Book Value Post-financing	$(14,901)	$900,099	$2,272,599

Shares Issued and Outstanding Pre-Financing	3,000,000 (1)	3,000,000 (1)	3,000,000 (1)
Post-Financing Shares Issued and Outstanding	3,301,205	3,903,614	4,807,229

Net tangible book value per share prior to offering	$(0.146)	$(0.146)	$(0.146)
Increase/(Decrease) per share attributable to new investors	$0.142	$0.377	$0.619
Net tangible book value per share after offering	$(0.005)	$0.231	$0.473
Dilution per share to new investors ($)	$1.665	$1.429	$1.187
Dilution per share to new investors (%)	100.27%	86.11%	71.52%

(1)	Assumes conversion of all issued preferred shares to common stock

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company’s employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

●	In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

Use of Proceeds To The Issuer

Assuming a maximum raise of $3,000,000, excluding the SI Securities investor fee, the net proceeds of this offering would be approximately $2,712,000 after subtracting estimated offering costs of $255,000 to SI Securities, LLC in commissions, and $33,000 in audit, legal, and filings fees. If Future Acres successfully raises the maximum amount under this raise the Company intends to hire additional personnel in engineering and sales, spend additional on marketing to bring in more leads and customers, in addition to being able to fund a minimum viable product which can be used to begin production.

Assuming a raise of $1,500,000, representing 50% of the maximum offering amount, the net proceeds would be approximately $1,339,500 after subtracting estimated offering costs of $127,500 to SI Securities, LLC in commissions and $33,000 in audit, legal, and filings fees. In such an event, Future Acres would hire a few less personnel engineering, sales, and marketing, but still be able to fund its minimum viable product and move into full production of its mower.

Assuming a raise of the minimum of $500,000, representing 16.67% of the maximum offering amount, net proceeds would be approximately $424,500 after subtracting estimated offering costs of $42,500 to SI Securities, LLC in commissions and $33,000 in audit, legal, and filings fees. In such an event, Future Acres would hire three to four engineers and be able to complete a minimum viable product, which would allow it to start production and deliver product on its two letters of intent.

The Company does not intend to use any proceeds from this offering to pay back any outstanding promissory notes.

Please see the table below for a summary our intended use of proceeds from this offering:

	Minimum Offering	Mid-Point Offering	Maximum Offering
Total Raise	$500,000	$1,500,000	$3,000,000
Commissions	$42,500	$127,500	$255,000
Fixed Costs	$33,000	$33,000	$33,000
Net Proceeds	$424,500	$1,339,500	$2,712,000

Percent
Allocation	Category	%	Category	%	Category
14%	Product Development	8%	Product Development	8%	Product Development
57%	Payroll	67%	Payroll	66%	Payroll
6%	General Administrative	12%	General Administrative	13%	General Administrative
23%	Marketing	13%	Marketing	13%	Marketing

Because the offering is a “best efforts”, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Our Business

Company History

Future Acres was incorporated on December 4, 2017 when the team saw the need for a collaborative farm robot that could assist farmworkers with daily tasks. Farm owners are facing rising labor costs and a decreasing labor supply which, if not addressed, could force many farms to shut down permanently. Most farm robotics solutions focus on tasks such as weeding or spraying but overlook many of the most time-consuming tasks performed by American farmworkers. For example, labor accounts for approximately 50% of the cost of a box of grapes in the market. During a typical harvest, laborers spend 30% of their time transporting fruit. The team at Future Acres saw an opportunity to provide a tool to make farmworkers more efficient and to decrease the physical toll on their bodies, while simultaneously reducing labor costs for farm owners.

We are backed by Wavemaker, a global venture capital firm, and by Wavemaker Labs (Future Labs VII, Inc.), its in-house robotics and automation corporate innovation studio. Future Acres has common ownership with Wavemaker Labs. Both entities are majority owned by Future VC, LLC, which controls the majority (79%) of voting stock of both entities. We are based in Santa Monica, California and are currently working on version two of our prototype.

Product Overview

Future Acres is focused on building autonomous robotic solutions to help automate many of the elements involved in producing specialty crops and cannabis and to help ameliorate the labor challenges US producers face today. Carry is an all-terrain, all-weather autonomous robot designed to transport produce and/or cannabis from the field to central warehouses/processing centers on the farm. Carry has several technologies including:

•	Computer vision for environment interpretation and localization within the farm

•	Autonomous route planning and navigation between in-field pickers and sorting locations

•	Machine learning to identify and locate objects of interest in the robot’s 3D world

•	Follow me mode, allowing Future Acres to follow a human anywhere

•	Rechargeable batteries that can be swapped in-field in real time to support 12+ operational hours

•	250+ pounds payload support

Carry is modular in design and can support an array of robotic technologies on its chassis. The Company’s long-term vision is to develop a range of agricultural robots based on Carry to fully automate farming operations for its customers.

Future Acres plans to develop a command center for the transport robots, where they can automatically park and recharge their batteries. Finally, Future Acres plans to develop technology to enable Carry to harvest autonomously.

Market

The US agriculture industry is a crucial component of the US economy and has fed the nation since its founding. Today, according to the United States Department of Agriculture (USDA) US farm output is worth $132 billion, about 1% of US GDP. However, the total value added to GDP by industries that directly rely on farm inputs - such as restaurants, grocery stores and apparel producers - is over $1 trillion. Thus, US agriculture plays a crucial supporting role for over $900 billion in value created thanks to farm outputs. Increases in the cost of US fruits, meat, tobacco, leather and cotton will have a ripple effect throughout the economy and either squeeze margins for businesses further up the value-chain or increase prices to end consumers.

The output of US farms has grown at a compound annual growth rate (CAGR) of 1.48% in the period between 1948 and 2017. In practice this means that US farms produce 2.75 times as much output in 2017 as in 1948. In the same time period, the total amount of inputs (machinery, fertilizer, etc.) has only grown at a CAGR of 0.1%. Most remarkably, however, the amount of labor used in agricultural production between 1948 and 2017 has decreased at a rate of -2.06% annually. US agriculture has been becoming steadily more productive and significantly less labor intensive for decades. To put it in perspective, US farmers use ¼ the labor they used in 1948 to create 2.7 times the agricultural output in 2017.

Future Acres’ market opportunity is to further contribute to the decreasing labor intensity of agriculture by automating commodity tasks on the farm like food and fruit transport back to the granary/warehouse. While US agriculture has been becoming steadily less labor intensive, the nature of the labor used has also shifted dramatically. For much of US history agriculture has been dominated by family farms and family farmworkers. In 1950, 7.6 million family farmworkers worked in US agriculture while only 2.3 million hired farmworkers did. Hired farmworkers made up just over 20% of the agricultural labor force. Over time, this has shifted dramatically. By 2000, just 2 million family farmworkers worked in US agriculture while 1.1 million hired farmworkers did. Hired farmworkers now make up 35% of the agricultural labor force.

Finally, about half of US farmworkers are undocumented. This presents a challenge to farmworkers who are unable to rely on the protections and benefits of the US legal and financial system because of their undocumented status and are therefore vulnerable to employer abuse. Similarly, hiring undocumented workers is illegal and puts famers in legal limbo.

The increasing importance of hired farmworkers is creating significant labor challenges for US farmworkers who are struggling to find and hire them. Future Acres is focused on creating robotic farming solutions for producers of specialty crops where labor costs are significantly higher than for commodity crops like corn. The value of US horticultural production - production of fruits, nuts and vegetables - is just over $50 billion.

Design and Development

We are currently developing the minimal viable product (“MVP”), which will focus on the most important features of our product: safety, self-navigation, and durability.

•	Hardware – We’re currently evaluating the chassis and battery system for the MVP. Our current focus is on removing unnecessary weight from the robot and building a system to track the voltage/capacity of the batteries.

•	Computer Vision – Our computer vision identifies nearby objects and is being taught how to classify and react to them.

•	Navigation - Our engineers have already begun simulating/testing perception controls and navigation.

•	Instrument Cluster – We’re actively working on separating instrument clusters. This involves spec’ing the various components that control the robot and avoiding potential problems, such as shielding and electromagnetic interference between instruments.

Manufacturing

The strategy for manufacturing will evolve with production volumes, leveraging contract manufacturers to meet initial and medium-term demand while Future Acres builds and fine tunes its internal production lines to service long-term demand. We have not yet identified any contract manufacturers that we intend to engage for future production. In the near term, all Future Acres products will be produced internally and locally in order to maintain control over quality and cost, and most importantly, to ensure there is a direct source of feedback for ongoing product improvement.

Initial pre-production volumes, roughly on the order of 10-50 units, will be produced in small batches internally and through local manufacturers for certain specially made parts. This will allow Future Acres to rapidly address any issues that may arise and help ensure a smooth ramp-up for the contract manufacturer. Once released for production, demand will be met by a combination of the output from the contract manufacturers along with our own internal production lines, the majority from the contract manufacturer at first. This will allow Future Acres to focus on automation and quality programs without restricting production volumes. As production begins to scale, Future Acres plans to use other manufacturing opportunities for faster production at lower costs.

Sales & Marketing

We believe our collaborative farm robot will resonate with commercial farmers from a variety of industries because of how it streamlines a number of operational complexities such as labor, retention, training, and safety. There is a growing labor crisis in the American agriculture industry that is going largely unaddressed. Labor cost is increasing while supply decreases, putting farm owners in a difficult position. Our initial R&D partners and potential customers have indicated to us that harvesters of specialty crops like grapes spend 30% of their time transporting crops via wheelbarrow to sorting areas. This is inefficient and increases labor costs as well as lengthens the harvesting period. These harvesters are paid hourly, so every hour counts. By eliminating the manual transport process we believe our product can reduce labor costs by up to 30%, resulting in more efficient crop harvesting. If proven out, this labor cost reduction would yield $1.7B in savings to California farmers alone. Furthermore, without the need for additional laborers, these farms will not have the built-in headaches brought on by the labor shortage in the US. If we can prove its value through our two founding corporate partners, we believe other commercial farms and cannabis growers will follow suit.

Competition

Farm robots are generally thought of in one of two ways - small farm robotics (e.g., Carry) and large farm robotics (e.g., the autonomous concept tractor from Case IH). Small farm robotics is a relatively new category with several startups in the space building robots targeting different types of produce and different elements of the farming process. The large farm robotics space is slightly more established and is dominated by major players such as John Deere, AGCO and CNH Industrial.

John Deere is the dominant player in the agricultural machinery market. The company produces 32 percent of all agricultural and construction-related machinery and maintains a monopoly over its equipment repair. The company is remarkably innovative for an incumbent and recently demoed to the public a fully autonomous tractor that leverages a combination of high-precision GPS (up to 1-inch accuracy), computer vision and machine learning to operate more effectively and cheaper than a human operated tractor. Recently, the company bought Blue River Technology in 2017 to aid its ability to use machine learning in the field. The company is the standard for agricultural equipment, but primarily focused on building large farm robotics like tractors as opposed to small farm robotics. Nonetheless, it’s likely they will compete directly with Future Acres at some point.

The most direct competitor to Future Acres in the small farm robotics space is Burro from Augean Robotics. Burro is a farm vehicle that can follow people, follow crop rows, and re-run programmed routes. The robot can travel up to eight miles per charge and has a payload of up to 500 pounds.

Wavemaker Labs

As a Wavemaker Labs (Future VC, LLC) company, Future Acres has access to several valuable resources. Wavemaker is both a venture capital (“VC”) firm and a corporate venture studio under one roof, which brings value to Future Acres in several ways:

Wavemaker Partners

Top-Decile Venture Capital Fund since 2003 with $400mm+ assets under management

●	Capital - Wavemaker is the lead investor of Future Acres and provides valuable insights from over 16 years in the venture ecosystem that will help Future Acres in current and future capital raises.

●	Customer Introductions - With an extensive network, Wavemaker is able to provide Future Acres access to LPs, acquirers, international corporates and other business relationships. Furthermore, Wavemaker Partners is part of the Draper Venture Network, which has 800+ relationships in 550+ corporations around the world. Access to any one of these relationships is one email away.

●	Global Network - Wavemaker is dual headquartered in LA and Singapore, which gives Future Acres the ability to scale globally with extensive connections across multiple continents.

Wavemaker Labs

Corporate Innovation Venture Studio

●	Connections - Wavemaker Labs has internal teams spanning finance, marketing, human resources, and operations that can assist Future Acres in growing its business.

●	Resources - Future Acres benefits from free office space, accounting, legal, and various other resources to keep the business lean during its early growth stages.

●	Product Acceleration - In-house roboticists and engineers are devoting time and energy to evaluate and build the initial software and hardware packages for Future Acres.

●	Focus and Track Record - Wavemaker Labs has a history of commercializing robotics in Food and Agriculture, which provides Future Acres with valuable expertise and insights at no cost.

Employees

The Company is currently led by CEO Suma Reddy, CFO Kevin Morris, and Director James Buckly Jordan. Future Acres also relies on part time contractors for a variety of functions, including marketing, business development, and finance. As a part of our capital raise, we plan to initially hire a number of engineers to assist in future research and development, with the main goal of finishing our minimum viable product and preparing for production. Additional hires will include individuals in sales, marketing, and administrative roles.

The Company’s Property

The Company currently has no long-term or short-term leases and works out of the offices of Future VC, LLC dba Wavemaker Labs in Santa Monica, CA. The Company has no obligation to make rent payments or any in kind payments for use of the physical space.

Management’s Discussion and Analysis on Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2018 and 2019

Through fiscal years ended December 31, 2018 and 2019, the company was in an early stage of development and had not generated revenue.

During these periods, our costs and expenses currently consist of salaries from employees and contractors related to engineering, research and development, business development, marketing, and fundraising. All of our costs in 2018 were labor costs related to research and development as well as general and administrative costs. These totaled $58,254 which also represented our operating loss in fiscal year 2018. Similarly, a majority of our costs in 2019 were labor costs related to business development, marketing, and our initial prototype development. We also saw costs related to an abandoned offering in the year. Together these totaled $657,720 which also represented our operating loss in fiscal year 2019.

Since the end of the period covered by our audited financial statements, we expect to have increases in our legal and professional, research and development, marketing, and administrative expenses. Labor costs from full time and part time employees will also increase as we begin to ramp up prototype development efforts.

Operating Results – Fiscal Periods Ended June 30, 2019 and 2020

The Company is in an early stage of development and has not generated revenue for the periods ended June 30, 2019 and June 30, 2020.

Our costs and expenses currently consist of salaries from employees and contractors related to engineering, research and development, business development, marketing, and fundraising, as well as a net interest expense. For the six-month period ended June 30, 2020, these costs totaled $105,566. All of our costs in 2019 were labor costs related to engineering, business development, and marketing, as well as a net interest expense. These totaled $458,766 for the six-month period ended June 30, 2019.

Since the end of the period covered by our financial statements, we expect to have increases in our legal and professional, research and development, marketing, and administrative expenses. Labor costs from full time and part time employees will also increase as we begin to ramp up prototype development efforts.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2018 and 2019

As of December 31, 2019, the company’s cash on hand was $5,466. On October 11, 2018, the Company loaned $125,000 to Wavemaker Partners V, LP. The loan bore 6% compounded interest per annum and was payable in full on October 31, 2019. In May 2019, the related party loan receivable of $125,000, together with accrued interest of $4,582, was repaid in full.

On February 7, 2019, the Company loaned $95,000 to a related party under a promissory note. The note bears interest at 3% per annum and was set to mature February 7, 2020. The loan was repaid in March 2019.

On December 31, 2019, the Company loaned $27,220 to a related party company. The loan bears interest at 3% per annum and is set to mature December 31, 2020.

In August 2019, the Company issued a secured promissory note to a related party company on a $2,000 loan. The note bears interest at 3% per annum and matures in August 2020. The note is secured by the Company’s assets.

In August 2019, the Company issued a secured promissory note to a related party company on a $82,245 loan. The note bears interest at 3% per annum and matures in August 2020. The note is secured by the Company’s assets.

In August 2019, the Company issued a secured promissory note to a related party company on a $13,500 loan. The note bears interest at 3% per annum and matures in August 2020. The note is secured by the Company’s assets.

In September 2019, the Company issued a secured promissory note to a related party company on a $1,151 loan. The note bears interest at 3% per annum and matures in September 2020. The note is secured by the Company’s assets.

In September 2019, the Company issued a secured promissory note to a related party company on a $15,000 loan. The note bears interest at 3% per annum and matures in September 2020. The note is secured by the Company’s assets.

In October 2019, the Company issued a secured promissory note to a related party company on a $24,000 loan. The note bears interest at 3% per annum and matures in October 2020. The note is secured by the Company’s assets.

In October 2019, the Company issued a secured promissory note to a related party company on a $10,000 loan. The note bears interest at 3% per annum and matures in October 2020. The note is secured by the Company’s assets.

In November 2019, the Company issued a secured promissory note to a related party company on a $8,000 loan. The note bears interest at 3% per annum and matures in November 2020. The note is secured by the Company’s assets.

In December 2019, the Company issued a secured promissory note to a related party company on a $41,241 loan. The note bears interest at 3% per annum and matures in December 2020. The note is secured by the Company’s assets.

The company is not generating revenue and requires the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

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Liquidity and Capital Resources – Fiscal Periods Ended June 30, 2019 and 2020

As of June 30, 2020, the Company’s cash on hand was $690. On October 11, 2018, the Company loaned $125,000 to Wavemaker Partners V, LP. The loan bore 6% compounded interest per annum and was payable in full on October 31, 2019. In 2019, the maturity date was extended to October 31,2020. In May 2019, the related party loan receivable of $125,000, together with accrued interest of $4,582, was repaid in full.

On February 7, 2019, the Company loaned $95,000 to a related party under a promissory note. The note bears interest at 3% per annum and was set to mature February 7, 2020. The loan was repaid in March 2019.

On December 31, 2019, the Company loaned $27,220 to a related party company. The loan bears interest at 3% per annum and is set to mature December 31, 2020.

On February 29, 2020, the Company loaned $7,000 to a related party company. The loan bears interest at 3% per annum and is set to mature February 28, 2021.

On March 14, 2020, the Company loaned $450 to a related party company. The loan bears interest at 3% per annum and is set to mature March 14, 2021.

On March 25, 2020, the Company loaned $14,400 to a related party company. The loan bears interest at 3% per annum and is set to mature March 25, 2021.

In August 2019, the Company issued a secured promissory note to a related party company on a $2,000 loan. The note bears interest at 3% per annum and matures in August 2020. The note is secured by the Company’s assets.

In August 2019, the Company issued a secured promissory note to a related party company on a $82,245 loan. The note bears interest at 3% per annum and matures in August 2020. The note is secured by the Company’s assets.

In August 2019, the Company issued a secured promissory note to a related party company on a $13,500 loan. The note bears interest at 3% per annum and matures in August 2020. The note is secured by the Company’s assets.

In September 2019, the Company issued a secured promissory note to a related party company on a $1,151 loan. The note bears interest at 3% per annum and matures in September 2020. The note is secured by the Company’s assets.

In September 2019, the Company issued a secured promissory note to a related party company on a $15,000 loan. The note bears interest at 3% per annum and matures in September 2020. The note is secured by the Company’s assets.

In October 2019, the Company issued a secured promissory note to a related party company on a $24,000 loan. The note bears interest at 3% per annum and matures in October 2020. The note is secured by the Company’s assets.

In October 2019, the Company issued a secured promissory note to a related party company on a $10,000 loan. The note bears interest at 3% per annum and matures in October 2020. The note is secured by the Company’s assets.

In November 2019, the Company issued a secured promissory note to a related party company on a $8,000 loan. The note bears interest at 3% per annum and matures in November 2020. The note is secured by the Company’s assets.

In December 2019, the Company issued a secured promissory note to a related party company on a $41,241 loan. The note bears interest at 3% per annum and matures in December 2020. The note is secured by the Company’s assets.

In January 2020, the Company issued a secured promissory note to a related party company on a $67,500 loan. The note bears interest at 3% per annum and matures in January 2021. The note is secured by the Company’s assets.

In February 2020, the Company issued a secured promissory note to a related party company on a $8,355 loan. The note bears interest at 3% per annum and matures in February 2021. The note is secured by the Company’s assets.

The company is not generating revenue and requires the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

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Plan of Operations

We have not yet generated any revenues and we currently have a small team of part time employees and consultants who have helped us build a working prototype. If we raise the minimum amount set out in our “Use of Proceeds”, we will begin hiring more engineers to help us complete a fully working prototype and a minimal viable product which would allow us to start production and deliver product on our two letters of intent. Based on our projections, we estimate that within 12 months, we will be able to start production and deliver our first fully operational prototype Carry robots.

We believe the minimum offering amount of proceeds will satisfy our cash requirements to implement our plan of operations. If we are able to raise more than the minimum amount, we will be able to speed up production and deliver units to our corporate partners faster than 12 months. Additionally, raising more than the minimum offering will allow us to hasten development of additional features of our autonomous farm transport system, which could result in additional revenue from our customers. If we raise the maximum amount of funds, we do not anticipate having to raise additional capital for the business. However, raising the minimum amount would likely result in us having to raise additional funds within 12 to 16 months.

Trend Information

The Company began ramping up research and development of its prototype in 2019, and by July 2019, had a working version of its prototype. The Company has continued to develop its prototype and expects to start production and deliver the first batch of working farm robots to its two customers towards the end of 2021. Prior to then, we anticipate increased expenses associated with to engineering, research and development, business development, marketing, and fundraising. Any delays in the development process can possibly have an effect on the Company’s ability to meet this deadline. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process. Additionally, because these letters of intent are non-binding, these two customers may not end up purchasing equipment from Future Acres, which could result in delaying when the Company starts making revenue.

Although many businesses are financially impacted by COVID-19, we believe our product will see an increase in demand due to the touchless nature of the product. However, the effects of COVID-19 are rapidly growing and remain uncertain for the foreseeable future.

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Directors, Executive Officers, and Significant Employees

Name	Position	Age	Term in Office
Executive Officers
Suma Reddy	CEO	39	Indefinite, appointed September 2020
Kevin Morris	CFO	38	Indefinite, appointed September 2019
Directors
James Jordan	Director	40	Indefinite, appointed December 2017

Suma Reddy, CEO

Suma is an entrepreneur, educator and activist. As an entrepreneur, she has deep expertise in AgTech, cleantech, foodtech, microfinance, social justice and community-development. As Co-Founder and COO of Farmshelf, an indoor farming company started in 2017, she led strategy and operations with a focus on product, manufacturing and Plant R&D. Previously, she co-founded an organic waste-to-energy company and was a founding Managing Partner at a renewable energy fund that successfully developed greenfield utility-scale solar, small hydro, anaerobic digestion and battery storage projects. Prior to that, she was a Communications and Program Director at SKS Microfinance in India, contributing to 200%+ annualized growth, and eventual $330MM IPO and $2.2B acquisition. Suma started her career as a Peace Corps Volunteer in Mali.

Suma recently joined the Faculty of the School of Visual Arts, teaching the “Future of Food: Entrepreneurship as Activism.” She is also a Co-Director of Asian Pride Project, a LGBTQ arts + advocacy group, for which she was awarded the White House Champions of Change Award. She has served on the board of the South Asian Queer organization of NYC (SALGA-NYC), and spearheaded the launch of DeQH, the first LGBTQ helpline for queer South Asians.

She is a graduate of The Wharton School (MBA), Flatiron School (iOS Development), General Assembly (UX Design) and University of Rochester (BA).

Kevin Morris, CFO

Kevin oversees operations, finance and strategy at Wavemaker Labs, a corporate venture studio founded in 2016. He also serves as the CFO of Miso Robotics, a robotic kitchen assistant company in Southern California. Additionally, Kevin serves as CFO of Piestro, Inc. (f.k.a. Future Labs VI, Inc.) Prior to that, Kevin was a COO/CFO of Denim.LA, Inc. (dba “DSTLD”), where he oversaw operations, finance, customer service and market strategy and analytics from 2014-2019. Before DSTLD, Kevin was the Vice President of Sales at Elegant Sports (Adidas Gymnastics) from 2013 to 2014 and worked at the International Revenue Management sector of American Airlines from 2012-2013. Kevin obtained an MBA from the UCLA Anderson School of Management in 2011.

James Jordan, Director and Chairman of the Board

James has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. He also serves as the CEO of Miso Robotics, a company that produces robotic kitchen assistants in Southern California, and serves as a director of multiple early-stage companies in the robotics space coming out of Wavemaker Labs, including Graze, an autonomous commercial lawnmower company, Piestro, an autonomous pizzeria, and Future Pearl Labs, an autonomous boba tea bar. Prior to that, James was Manager Partner at early stage venture fund Canyon Creek Capital, a position he has held since 2010. James (“Buck”) is a technologist and early stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector’s office, and as an Army Blackhawk Pilot.

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Compensation of Directors and Executive Officers

Through December 31, 2020, we compensated our two highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
James Jordan	Chairman	$0	$0	$0
Kevin Morris	CFO	$0	$0	$0
Suma Reddy	CEO	$12,000	$0	$12,000

The Company hired Suma Reddy as CEO in September 2020. Her compensation includes cash compensation of $48,000 per year and equity compensation of 77,394 common shares to be granted as stock options, which will fully vest over 4 years with a 1-year cliff. The Company anticipates an increase to the CEO salary as commercial adoption of the Carry robot increases.

The Company hired Kevin Morris as CFO in September of 2019. His compensation includes equity equal to 32,967 shares of Common Stock of the Company granted as stock options, which vest fully over 4 years with a 1-year cliff. He receives no cash compensation for this role.

Security Ownership of Management and Certain Security Holders

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Total Voting Power per Beneficial Owner(1)
Class F Stock	James Jordan	12,500 shares held directly, and 1,513,233 shares held through Future VC, LLC.	N/A	50.86%	79.53%
Class F Stock	Future VC, LLC	2,373,327 shares held directly	N/A	79.11%	79.53%
Class F Stock	All directors and officers as a group	12,500 shares held directly, and 1,513,233 shares held through Future VC, LLC.	N/A	50.86%	79.53%
Common Stock	Suma Reddy	N/A	77,394	100%	-
Common Stock	Kevin Morris	N/A	32,967	100%	-
Common Stock	All directors and officers as a group	N/A	110,361	100%	79.53%

(1) Indicates the total voting power of each holder’s security ownership across all three classes of voting securities. This column excludes any acquirable ownership.

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Amounts are as of January 2021. The fifth column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

James Jordan owns a majority of the voting control of Future VC, LLC via his ownership of 1,513,233 shares.

Stock Incentive Plan

On March 14, 2021, the Company adopted its amended Stock Incentive Plan, by which 740,909 shares of Common Stock are to be reserved for issuance under the plan. All officers and employees of the company, and certain advisors and contractors will be able to participate in the plan on equal basis.  To date, all options have been issued under the plan.

Interest of Management and Others in Certain Transactions

On October 11, 2018, the Company loaned $125,000 to Wavemaker Partners V, LP. The loan bore 6% compounded interest per annum and was payable in full on October 31, 2019. In 2019, the maturity date was extended to October 31,2020. In May 2019, the related party loan receivable of $125,000, together with accrued interest of $4,582, was repaid in full.

On February 7, 2019, the Company loaned $95,000 to Future VC, LLC, a related party under a promissory note. The note bears interest at 3% per annum and was set to mature February 7, 2020. The loan was repaid in March 2019.

On December 31, 2019, the Company loaned $27,220 to Future Labs V, Inc., a related party company. The loan bears interest at 3% per annum and is set to mature December 31, 2020.

On February 29, 2020, the Company loaned $7,000 to Future Labs V, Inc., a related party company. The loan bears interest at 3% per annum and is set to mature February 28, 2021.

On March 14, 2020, the Company loaned $450 to Future Labs VI, Inc., a related party company. The loan bears interest at 3% per annum and is set to mature March 14, 2021.

On March 25, 2020, the Company loaned $14,400 to Future Labs VII, Inc., a related party company. The loan bears interest at 3% per annum and is set to mature March 25, 2021.

In August 2019, the Company issued a secured promissory note to Future VC, LLC, a related party company, on a $2,000 loan. The note bears interest at 3% per annum and matures in August 2020. The note is secured by the Company’s assets.

In August 2019, the Company issued a secured promissory note to Future VC, LLC, a related party company, on a $82,245 loan. The note bears interest at 3% per annum and matures in August 2020. The note is secured by the Company’s assets.

In August 2019, the Company issued a secured promissory note to Future VC, LLC, a related party company, on a $13,500 loan. The note bears interest at 3% per annum and matures in August 2020. The note is secured by the Company’s assets.

In September 2019, the Company issued a secured promissory note to Future Labs IV, Inc., a related party company, on a $1,151 loan. The note bears interest at 3% per annum and matures in September 2020. The note is secured by the Company’s assets.

In September 2019, the Company issued a secured promissory note to Future Labs V, Inc., a related party company, on a $15,000 loan. The note bears interest at 3% per annum and matures in September 2020. The note is secured by the Company’s assets.

In October 2019, the Company issued a secured promissory note to Future VC, LLC, a related party company, on a $24,000 loan. The note bears interest at 3% per annum and matures in October 2020. The note is secured by the Company’s assets.

In October 2019, the Company issued a secured promissory note to Future Labs V, Inc., a related party company, on a $10,000 loan. The note bears interest at 3% per annum and matures in October 2020. The note is secured by the Company’s assets.

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In November 2019, the Company issued a secured promissory note to Future Labs V, Inc., a related party company, on a $8,000 loan. The note bears interest at 3% per annum and matures in November 2020. The note is secured by the Company’s assets.

In December 2019, the Company issued a secured promissory note to Future Labs VII, Inc., a related party company, on a $41,241 loan. The note bears interest at 3% per annum and matures in December 2020. The note is secured by the Company’s assets.

In January 2020, the Company issued a secured promissory note to Future VC, LLC, a related party company, on a $67,500 loan. The note bears interest at 3% per annum and matures in January 2021. The note is secured by the Company’s assets.

In February 2020, the Company issued a secured promissory note to Future Labs VII, Inc., a related party company, on a $8,355 loan. The note bears interest at 3% per annum and matures in February 2021. The note is secured by the Company’s assets.

Securities Being Offered

General

The Company is offering Series Seed Preferred Stock to investors in this offering. The Series Seed Preferred Stock may be converted into the Common Stock of the Company at the discretion of each investor, or automatically upon the occurrence of certain events, like an Initial Public Offering. As such, under this Offering Statement, of which this Offering Circular is part, the Company is qualifying up to 1,807,229 shares of Series Seed Preferred Stock and up to 1,807,229 shares of Common Stock into which the Series Seed Preferred Stock may convert.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and our Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Immediately following the completion of this offering, our authorized capital stock will consist of 10,000,000 shares of Common Stock, $0.0001 par value per share. Additionally, our authorized capital stock will consist of 5,000,000 shares of Preferred Stock, $0.0001 par value per share, and 3,000,000 shares of Class F Stock, $0.0001 par value per share. The two classes of Preferred Stock are designated as Series Seed Preferred Stock and Series Seed Preferred Shadow Stock.

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Series Seed Preferred Stock

General

The Company has the authority to issue: 1,940,486 shares of Series Seed Preferred Stock, an amount sufficient for the current Offering as well as potential conversion of all outstanding convertible notes.

The Series Seed Preferred Stock sold in this offering will be entitled to receive dividends in preference and priority to any declaration or payment of any distribution on Common Stock or Class F Stock, subject to a dividend rate detailed below.

Dividend Rights

The holders of the Series Seed Preferred Stock, Series Seed Shadow Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. For this purpose, each holder of shares of Series Seed Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred Stock held by such holder pursuant to the Conversion Rights detailed below.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock, Class F Stock, and Series Seed Shadow Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the Company’s Amended and Restated Certificate of Incorporation, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

At any time when at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

●	Alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

●	Amend the Certificate of Incorporation of the Corporation;

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●	Increase or decrease the authorized number of shares of Series Seed Preferred Stock, or any other stock of the Company;

●	Increase or decrease the authorized number of directors set forth in the Bylaws;

●	Authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

●	Purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized in the Company’s Amended and Restated Certificate of Incorporation, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; and

●	liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing.

Election of Directors

The holders of record of the Company’s capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

Voting Procedure

Each holder of Series Seed Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed Preferred Stock may be converted or exchanged) shall have seven (7) calendar days after receipt of notice (the “Notice Period”) of any action subject to a vote of the holder. If a holder of Series Seed Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board to vote such holder’s shares in alignment with the majority of all voting Series Seed Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed Preferred Stock may be converted or exchanged); provided, however, that if less than 33% of the Series Seed Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed Preferred Stock may be converted or exchanged) have voted within the Notice Period, the Notice Period will be extended by a minimum of seven (7) calendar days up to a maximum of fourteen (14) calendar days until at least 33% of the Series Seed Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed Preferred Stock may be converted or exchanged) have voted on such action, and if, after the Notice Period has been extended up to the maximum fourteen (14) calendar days, less than 33% of the Series Seed Preferred Stock (or, if converted or exchanged, such class of stock into which the Series Seed Preferred Stock may be converted or exchanged) have voted on such action, the Board shall be authorized to vote on such action on behalf of such shares that failed to vote in the Board’s discretion.

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Liquidation Rights

In the event of the Company’s liquidation, dissolution, or winding up, whether voluntary or involuntary, before any payment shall be made to the holders of Class F Stock or Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred and Series Seed Shadow then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (i) the Original Issue Price (as defined below) for such share of such series of Series Seed Preferred, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Series Seed Preferred been converted into Common Stock prior to such Liquidation Event. If upon any such Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred the full amount to which they are entitled, the holders of shares of Series Seed Preferred will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The “Original Issue Price” shall mean (i) $1.66 per share in the case of the Series Seed Preferred Stock and (ii) $0.50 per share in the case of the Series Seed Shadow Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series Seed Preferred.

Conversion Rights

The Series Seed Preferred Stock is convertible into the Common Stock of the Company as provided by Article IV of the Amended and Restated Certificate of Incorporation. Each share of Series Seed Preferred is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred by the Conversion Price for that series of Series Seed Preferred in effect at the time of conversion.

Upon either (i) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the Series Seed Preferred at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the “Mandatory Conversion Time”), (x) all outstanding shares of Series Seed Preferred will automatically convert into shares of Common Stock, at the applicable Conversion Ratio.

Other Rights

The Series Seed Preferred Stock does not include any right to redemption of the shares and are not subject to any sinking fund provisions.

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Series Seed Preferred Shadow Stock

General

The Series Seed Shadow Stock was authorized and issued by the Company in conjunction with the authorization of the Series Seed Preferred Stock that is being qualified in this offering. Following any closing in this Offering, 750,000 shares of Series Seed Shadow Stock will be issued, which were converted from 750,000 shares of Class F Stock that were originally issued to the founders of the Company.

Dividend Rights

The holders of the Series Seed Preferred Stock, Series Seed Shadow Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors

Voting Rights

The holders of Series Seed Shadow Stock shall vote together with the holders of Series Seed Preferred Stock and as a single class on an as-converted basis on all matters, except as required by applicable law or on any specific actions as outlined above under “Series Seed Preferred Stock” and in the Company’s Amended and Restated Certificate of Incorporation.

Election of Directors

For so long as at least twenty-five percent (25%) of the initially issued shares of Series Seed Preferred remain issued and outstanding, the holders of record of the shares of Series Seed Preferred Stock and Series Seed Shadow Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series Seed Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Liquidation Rights

In the event of the Company’s liquidation, dissolution, or winding up, whether voluntary or involuntary, before any payment shall be made to the holders of Class F Stock or Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred and Series Seed Shadow then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (i) the Original Issue Price (as defined below) for such share of such series of Series Seed Preferred, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Series Seed Preferred been converted into Common Stock prior to such Liquidation Event. If upon any such Liquidation Event, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Series Seed Preferred the full amount to which they are entitled, the holders of shares of Series Seed Preferred will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The “Original Issue Price” shall mean (i) $1.66 per share in the case of the Series Seed Preferred Stock and (ii) $0.50 per share in the case of the Series Seed Shadow Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each series of Series Seed Preferred.

Conversion Rights

The Series Seed Shadow Stock is convertible into the Common Stock of the Company as provided by Article IV of the Amended and Restated Certificate of Incorporation. Each share of Series Seed Shadow is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Shadow by the Conversion Price for that series of Series Seed Shadow in effect at the time of conversion.

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Upon either (i) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the Series Seed Shadow and Series Seed Preferred at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the “Mandatory Conversion Time”), (x) all outstanding shares of Series Seed Preferred will automatically convert into shares of Common Stock, at the applicable Conversion Ratio.

Other Rights

The Series Seed Shadow Stock does not include any right to redemption of the shares and are not subject to any sinking fund provisions.

Common Stock

Voting Rights

Each holder of the Company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.

Election of Directors

For so long as at least twenty-five percent (25%) of the initially issued shares of Series Seed Preferred remain issued and outstanding, the holders of record of the shares of Series Seed Preferred Stock and Series Seed Shadow Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series Seed Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividend Rights

The holders of the Series Seed Preferred Stock, Series Seed Shadow Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

35

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company. Holders of the Series Seed Preferred Stock are entitled to a liquidation preference that is senior to holders of the Common Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Common Stock.

Class F Stock

General

Our Class F Stock has been issued to founders of the Company. Under the terms of our Amended and Restated Certificate of Incorporation, we are authorized to issue up to 3,000,000 shares of our Class F Stock. As of March 2020, 3,000,000 shares have been issued. As provided by the Company’s Amended and Restated Articles of Incorporation, following the closing on an equity financing, 25% (or 750,000 shares) of the Company’s Class F Stock will be converted into a new Series Seed Shadow Stock Class that has similar rights as the Series Seed Preferred Stock.

Voting Rights

Each holder of the Company’s Class F Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.

Election of Directors

For so long as at least twenty-five percent (25%) of the initially issued shares of Series Seed Preferred remain issued and outstanding, the holders of record of the shares of Series Seed Preferred Stock and Series Seed Shadow Stock, voting together as a single class on an as-converted basis, will have the right to elect one director of the Company; (ii) the holders of record of the shares of Common Stock and Class F Stock, voting together as a single class on an as-converted basis, have the right to elect two directors of the Company; and (iii) any additional directors will be elected by the affirmative vote of a majority of the Series Seed Preferred, Class F Stock and Common Stock, voting together as a single class on an as-converted basis.

Dividend Rights

The holders of the Series Seed Preferred Stock, Series Seed Shadow Stock, Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Class F Stock are entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company. Holders of the Series Seed Preferred Stock and Series Seed Shadow Stock are entitled to a liquidation preference that is senior to holders of the Class F Stock, and therefore would receive dividends and liquidation assets prior to the holders of the Class F Stock.

Conversion Rights

The Class F Stock is convertible into the Common Stock of the Company as provided by Article IV of the Amended and Restated Certificate of Incorporation under the following scenarios:

•	Upon the written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock;
•	Certain transfers of the Class F Stock to new stockholders; and
•	Upon the request of an individual holder of our Class F Stock.

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Rights and Preferences

Under our Amended and Restated Certificate of Incorporation, our Class F Stock includes special conversion rights. These rights provide that the Class F Stock will convert into a recently authorized class of preferred stock under two circumstances, subject to the availability of an exemption from registration of those shares under the Securities Act of 1933. The two circumstances are as follows:

●	Whenever any holder of our Class F Stock undertakes a secondary sale of those shares within 12 months of an equity financing of the Company in which we issued preferred stock to investors, the secondary purchaser will receive shares of the most recently authorized class of preferred stock in lieu of shares of Class F Stock.
●	Whenever the Company undertakes an equity financing in which a new class of preferred stock is authorized for issuance to investors, including the equity financing related to this Form 1-A , 25% of the shares of Class F Stock held by each holder of such stock will convert into a shadow series of shares of the subsequent series of preferred stock. The shadow series of subsequent preferred stock shall mean capital stock with identical rights, privileges, preferences and restrictions as the subsequent preferred stock, except:

○	The liquidation preference per share of the shadow series shall equal the original purchase price per share of the Common Stock from which the Class F Stock was converted.
○	The shadow series shall be excluded from voting with the subsequent preferred stock on any matters of the Company which either the subsequent preferred stock, specifically, or preferred stock of the Company, generally, have veto rights over.
○	The shadow series shall be excluded from any future rights or most favored nations privileges.

As noted above under “Risk Factors”, these conversion rights could create situations in which the interests of holders of Class F Stock are in conflict with the interests of investors in this offering as holders of Class F Stock would benefit from advantageous terms provided to future classes of preferred stock that encourage secondary purchasers of such stock, or rights holders of Class F Stock would benefit from directly following the conversion of their stock.

As long as 750,00 of the initially issued shares of Class F Stock remain issued and outstanding, the Company or any of its subsidiaries shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Class F Stock:

•	amend, alter or repeal any provision of this Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Stock;
•	increase or decrease the authorized number of shares of Class F Stock;
•	liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Liquidation Event; or
•	authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with the Class F Stock.

Provisions of Note in Our Bylaws

Under Article VII of our Bylaws, the sole and exclusive judicial forum for the following actions will be the Court of Chancery of the State of Delaware:

(1) Any derivative action or proceeding brought on behalf of the Corporation;

(2) Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders;

37

(3) Any action asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or Bylaws;

(4) Any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or

(5) Any action asserting a claim against the Corporation governed by the internal affairs doctrine.

Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. This provision is not interpreted to apply to actions arising under the Securities Act. Further, it does not apply to actions arising under the Exchange Act as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Plan of Distribution and Selling Security Holders

Plan of Distribution

The Company is offering a minimum of 301,205 and up to 1,807,229 shares of Series Seed Preferred Stock on a “best efforts” basis at a price of $1.66 per share. The Series Seed Preferred Stock may be converted into the Common Stock of the Company at the discretion of each investor, or automatically upon the occurrence of certain events, like an Initial Public Offering. As such, the Company is qualifying up to 1,807,229 shares of Series Seed Preferred Stock and up to 1,807,229 shares of Common Stock under this Offering Statement, of which this Offering Circular is a part.

The Company has engaged SI Securities, LLC as its sole and exclusive placement agent to assist in the placement of its securities. SI Securities, LLC is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with this offering:

Public Offering Price	$1.66
SeedInvest Processing Fee	$0.03
Offering Price Per Share	$1.69
Placement Agent Commission	$0.14
Proceeds, before expenses, to us	$1.52

SI Securities, LLC will charge investors a non-refundable transaction fee equal to 2% of the amount invested (up to $300) at the time of the subscription. This transaction fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount nonaccredited investors may invest under Rule 251(d)(2)(i)(C).

38

Other Terms

Except as set forth above, the Company is not under any contractual obligation to engage SI Securities, LLC to provide any services to the Company after this offering, and has no present intent to do so. However, SI Securities, LLC may, among other things, introduce the Company to potential target businesses or assist the Company in raising additional capital, as needs may arise in the future. If SI Securities, LLC provides services to the Company after this offering, the Company may pay SI Securities, LLC fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

SI Securities, LLC intends to use an online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the “Online Platform”) to provide technology tools to allow for the sale of securities in this offering. SI Securities, LLC will charge you a non-refundable transaction fee equal to 2% of the amount you invest (up to $300) at the time you subscribe for our shares. This fee will be refunded in the event the Company does not reach its minimum fundraising goal. In addition, SI Securities, LLC may engage selling agents in connection with the Offering to assist with the placement of securities.

Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

Transfer Agent and Registrar

Carta, Inc. will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Investor’s Tender of Funds

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Series Seed Preferred Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date), provided that the minimum offering amount has been met. Investors may subscribe by tendering funds via wire, ACH, or debit only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until both the minimum offering amount has been reached and a closing has occurred. However, in the event we have not sold the minimum amount of shares by the date that is one year from the qualification of this offering with the Commission, or sooner terminated by the Company, any money tendered by potential investors will be promptly returned by the Escrow Agent. Upon closing, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this offering is $999.32, or 602 shares of Series Seed Preferred Stock. Investors participating in the SeedInvest Auto Invest program have a lower investment minimum in this offering of $199.20 or 120 shares.

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Investors will be required to subscribe to the Offering via the Online Platform and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. To the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, including any claim under federal securities laws.  By signing the subscription agreement an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

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FUTURE LABS III, INC. d/b/a HITCH

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2019 AND 2018

Future Acres, Inc.

To the Board of Directors of

Future Labs III, Inc.

Santa Monica, CA

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Future Labs III, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Labs III, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $659,139 and $56,590 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. As of December 31, 2019, the Company had an accumulated deficit of $715,729 and limited liquid assets with $5,466 of cash held. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado

November 9, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

FUTURE LABS III, INC.

BALANCE SHEETS

	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$5,466	$174,965
Loan receivable, related party	27,220	125,000
Interest receivable, related party	-	1,664
Total assets	$32,686	$301,629

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$869	$-
Accounts payable	16,037	44,682
Loan payable, related party	197,137	-
Interest payable, related party	4,754	-
Total current liabilities	218,797	44,682
Convertible promissory note	167,200	-
Total liabilities	385,997	44,682

Commitments and contingencies (Note 11)

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively	-	-
Common stock, $0.0001 par value, 10,000,000 shares authorized, 3,000,000 shares issued and outstanding as of both December 31, 2019 and 2018	300	300
Additional paid-in capital	362,118	313,237
Accumulated deficit	(715,729)	(56,590)
Total stockholders' equity (deficit)	(353,311)	256,947
Total liabilities and stockholders' equity (deficit)	$32,686	$301,629

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FUTURE LABS III, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2019	2018
Net revenue	$-	$-
Cost of net revenue	-	-
Gross profit	-	-

Operating expenses:
Research and development	483,370	44,682
Sales and marketing	1,003	-
General and administrative	73,128	13,572
Abandoned offering	100,219	-
Total operating expenses	657,720	58,254

Loss from operations	(657,720)	(58,254)

Other income (expense):
Interest income	3,430	1,664
Interest expense	(4,849)	-
Total other income (expense), net	(1,419)	1,664

Provision for income taxes	-	-
Net loss	$(659,139)	$(56,590)

Weighted average common shares outstanding - basic and diluted	3,000,000	2,884,319

Net loss per common share - basic and diluted	$(0.22)	$(0.02)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FUTURE LABS III, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)

Balances at December 31, 2017	-	$-	626,673	$63	$313,274	$-	$313,337
Issuance of founders' common stock	-	-	2,373,327	237	(37)	-	200
Net loss	-	-	-	-	-	(56,590)	(56,590)
Balances at December 31, 2018	-	-	3,000,000	300	313,237	(56,590)	256,947
Stock-based compensation expense	-	-	-	-	48,881	-	48,881
Net loss	-	-	-	-	-	(659,139)	(659,139)
Balances at December 31, 2019	-	$-	3,000,000	$300	$362,118	$(715,729)	$(353,311)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FUTURE LABS III, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(659,139)	$(56,590)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	48,881	-
Non-cash sales and marketing expenses	14,021	-
Non-cash research and development expenses	167,200	-
Changes in operating assets and liabilities:
Interest receivable, related party	1,664	(1,664)
Accounts payable, related party	869	-
Accounts payable	(27,494)	44,682
Interest payable, related party	4,754	-
Net cash used in operating activities	(449,244)	(13,572)
Cash flows from investing activities:
Issuance of loans to related parties	-	(125,000)
Repayments on loans to related parties	125,000	-
Net cash used in investing activities	125,000	(125,000)
Cash flows from financing activities:
Proceeds from related party loans	154,745	-
Proceeds from issuance of common stock	-	200
Net cash provided by financing activities	154,745	200
Net change in cash and cash equivalents	(169,499)	(138,371)
Cash and cash equivalents at beginning of year	174,965	313,337
Cash and cash equivalents at end of year	$5,466	$174,965

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Issuance of related party loan payable for advertising costs incurred	$14,021	$-
Issuance of related party loan payable pursuant to conversion of accounts payable	$1,151	$-
Issuance of convertible promissory note payable for research and development costs incurred	$167,200	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Future Labs III, Inc. (the “Company”), doing business as Hitch, is a corporation formed on December 4, 2017 under the laws of Delaware. The Company was formed to sell autonomous farming robots. The Company is headquartered in Santa Monica, California.

As of December 31, 2019, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, product development efforts, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $659,139 and $56,590 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. As of December 31, 2019, the Company had an accumulated deficit of $715,729 and limited liquid assets with $5,466 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2019 and 2018, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. During the year ended December 31, 2019, the Company recorded $100,219 in abandoned offering costs, which were included in operating expenses in the statements of operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2019 and 2018 are as follows:

	Year Ended
	December 31,
	2019	2018
Convertible promissory note*	81,394	-
Options to purchase common stock	466,501	-
Warrants	354,484	-
Total potentially dilutive shares	902,379	-

*Convertible notes' potential shares are calculated based on principal and accrued interest, the valuation cap and the Company's fully diluted capitalization as of December 31, 2019.  See Note 6 for more information.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables as of December 31, 2019 and 2018:

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

				Accrued Interest	Outstanding Balance as of
	Agreement	Maturity	Interest	as of December 31,	December 31,
Name	Date	Date	Rate	2019	2019	2018
Wavemaker Partners V, LP	10/11/2018	10/31/2020*	6%	$-	$-	$125,000
Future Labs V, Inc.	12/31/2019	12/31/2020	3%	-	27,220	-
				$-	$27,220	$125,000

*The loan, and accrued interest, were fully repaid in 2019.

In February 2019, the Company loaned an additional $95,000 to a related party under a promissory note, which was fully repaid in March 2019.

All loans above are unsecured. During the years ended December 31, 2019 and 2018, the Company recognized interest income of $3,930 and $1,664, respectively. As of December 31, 2019, $0 remains unpaid.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of December 31, 2019 and 2018:

				Accrued Interest	Outstanding Balance as of
	Agreement	Maturity	Interest	as of December 31,	December 31,
Name	Date	Date	Rate	2019	2019	2018
Future VC 4, Inc.	8/22/2019	8/22/2020	3%	145	$13,500	$-
Future VC 2, Inc.	8/6/2019	8/6/2020	3%	24	2,000	-
Future VC 3, Inc.	8/6/2019	8/6/2020	3%	994	82,245	-
Future Labs IV, Inc.	9/15/2019	9/15/2020	3%	10	1,151	-
Future Labs V, Inc.	9/16/2019	9/16/2020	3%	131	15,000	-
Future VC 5, Inc.	10/14/2019	10/14/2020	3%	154	24,000	-
Future Labs V, Inc.	10/25/2019	10/25/2020	3%	55	10,000	-
Future Labs V, Inc.	11/21/2019	11/21/2020	3%	26	8,000	-
Future Labs VII, Inc.	12/31/2019	12/31/2020	3%	-	41,241	-
				$1,539	$197,137	$-

The Company issued a promissory note of $41,241 in exchange for marketing expenses incurred by a related party on behalf of the Company. Concurrently, the Company provided marketing expense for another related party and was issued a promissory note receivable of $27,220 (see Note 4). The net amount of $14,021 is included in sales and marketing expense in the statements of operations. Refer to Note 10.

The Company issued a promissory note of $1,151 in exchange for accounts payable incurred by the Company. Of the notes above, the Company received $154,745 in cash proceeds during the year ended December 31, 2019.

During the years ended December 31, 2019 and 2018, the Company incurred interest expense of $1,539 and $0, respectively, all of which remains unpaid as of December 31, 2019.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

6.	CONVERTIBLE PROMISSORY NOTE

In March and July 2019, the Company issued two convertible promissory notes (the “Notes”) to a third party in exchange for prototyping services performed for an aggregate principal amount of $167,200. The amount was included in research and development expenses in the statements of operations. The Notes are subject to automatic conversion upon a qualified preferred stock financing in excess of $500,000. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares, or (ii) the price (the “valuation cap”) equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company’s shares reserved for future issuance under the Company’s equity incentive plans). Upon a sale of the Company, the holder will have the option to a) be repaid the outstanding principal and accrued interest or b) convert the Notes into shares of common stock at a price equal to 80% of the price paid per share in the sale of the Company.

The Notes have a 2-year term, with the first tranche of $105,600 maturing in March 2021 and the second tranche of $61,600 maturing in July 2021. The notes bear interest at 3% per annum. Interest expense and accrued interest payable on these notes was $3,215 as of and for the year ended December 31, 2019.

7.	STOCKHOLDERS’ EQUITY

As of December 31, 2019, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue two classes of stock: Preferred Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock and 10,000,000 shares of Common Stock. Both classes of stock have a par value of $0.0001 per share. The Preferred Stock is convertible into shares of Common Stock.

As of December 31, 2019 and 2018, there were no shares of Preferred Stock issued or outstanding.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Preferred are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

The holders of Preferred Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Preferred stockholders shall be entitled to a liquidation preference prior to common stockholders.

Redemption

No class of stock shall have any redemption rights.

Stock Transactions

In December 2017, the Company issued to outside investors a total of 626,673 shares of common stock at $0.50 per share for total proceeds of $313,337.

During March 2018, the Company issued 2,373,327 shares of common stock to a related party for total proceeds of $200.

These stock issuances were conducted under terms of a shareholder agreement, which includes restrictions on transfer and a Company repurchase option if certain triggering events occur, but contains no vesting provisions.

As of both December 31, 2019 and 2018, the Company had 3,000,000 shares of common stock issued and outstanding.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

8.	STOCK-BASED COMPENSATION

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs III, Inc. 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 466,501 shares as of December 31, 2019. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. As of December 31, 2019, there were no shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period on a monthly basis.

A summary of information related to stock options for the year ended December 31, 2019 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2018	-	$-	$-
Granted	466,501	0.50
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2019	466,501	$0.50	$-

Exercisable as of December 31, 2019	202,764	$0.50

The fair value of common stock for options granted during the year was $0.50 per share, which was used in calculating the valuation of the options at a weighted average fair value of $0.22 per share based on a Black-Scholes valuation. As of December 31, 2019 the weighted average duration to expiration of outstanding options was 9.8 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

Year Ended
December 31,
2019
Risk-free interest rate	1.64%
Expected term (in years)	6.02
Expected volatility	44.43%
Expected dividend yield	0%
Fair value per stock option	$0.22

The total grant-date fair value of the options granted during the year ended December 31, 2019 was $102,630. Stock-based compensation expense for stock options of $45,914 and $0 was recognized under FASB ASC 718 for the years ended December 31, 2019 and 2018, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $56,616 as of December 31, 2019, which will be recognized over a weighted average period of 2.6 years.

Warrants

In October and November 2019, the Company granted warrants to purchase an aggregate of 354,484 shares of common stock with an exercise price of $0.50 per share to two consultants as consideration for services. The grant-date fair value was $0.22 per share, or an aggregate fair value of $77,986. The warrants vest over a 48-month period with a 1-year cliff. As of December 31, 2019, no warrants were vested or exercisable. Stock-based compensation expense of $2,967 was recognized under ASC 718 for the year ended December 31, 2019.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

The following table presents the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

Year Ended
December 31,
2019
Risk-free interest rate	1.71%
Expected term (in years)	6.08
Expected volatility	44.43%
Expected dividend yield	0%
Fair value per warrant	$0.22

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Year Ended
	December 31,
	2019	2018
General and administrative expenses	$43,496	$-
Research and development expenses	5,385	-
	$48,881	$-

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, research and development and net operating loss carryforwards. As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $186,589 and $3,347, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforwards	$133,418	$3,347
Cash to accrual differences	53,171	-
Valuation allowance	(186,589)	(3,347)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $186,589 and $3,347 were recorded as of December 31, 2019 and 2018, respectively. Valuation allowance increased by $183,242 and $3,347 during the years ended December 31, 2019 and 2018, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $476,773 and $11,908.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 deferred tax assets.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2019 tax years remain open to examination.

10.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivables and loan payables with related parties, and related interest income and expense.

The following is a summary of operating expense transactions incurred with related parties during the years ended December 31, 2019 and 2018:

	Year Ended
	December 31,
	2019	2018
Research and development	$7,050	$-
General and administrative	32,917	-
Sales and marketing	14,021	-
	$53,988	$-

11.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company’s research and development activities have been impacted due to the lack of full access to the Company’s facilities and its resources. The effects of the potential impact cannot be estimated at this time.

During 2020, the Company received $67,500 in cash proceeds in new related party loans.

In October 2020, the Company increased the number of authorized shares pursuant to the 2019 Plan to 516,746 shares. Concurrently, the Company issued options to purchase 77,394 shares of common stock with an exercise price of $0.50 per share, subject to vest over four years. Furthermore, the Company changed the vesting terms on outstanding options to purchase 38,786 shares from a four-year period to immediate vesting.

On October 26, 2020, the Company changed its name to Future Acres, Inc.

Management has evaluated subsequent events through November 9, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

FUTURE LABS III, INC. d/b/a HITCH

FINANCIAL STATEMENTS

UNAUDITED

JUNE 30, 2020

Future Acres, Inc.

FUTURE LABS III, INC.

BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2020	2019
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$690	$5,466
Loan receivable, related party	49,070	27,220
Interest receivable, related party	581	-
Total assets	$50,341	$32,686

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$868	$869
Accounts payable	37,461	16,037
Loan payable, related party	272,992	197,137
Interest payable, related party	11,221	4,754
Total current liabilities	322,542	218,797
Convertible promissory note	167,200	167,200
Total liabilities	489,742	385,997

Commitments and contingencies (Note 11)

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding as of June 30, 2020 and December 31, 2019 (unaudited), respectively	-	-
Common stock, $0.0001 par value, 10,000,000 shares authorized, 3,000,000 shares issued and outstanding as of June 30, 2020 and December 31, 2019 (unaudited), respectively	300	300
Additional paid-in capital	381,594	362,118
Accumulated deficit	(821,295)	(715,729)
Total stockholders' equity (deficit)	(439,401)	(353,311)
Total liabilities and stockholders' equity (deficit)	$50,341	$32,686

The accompanying notes are an integral part of these financial statements.

FUTURE LABS III, INC.

STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Net revenue	$-	$-
Cost of net revenue	-	-
Gross profit	-	-

Operating expenses:
Research and development	10,078	426,919
Sales and marketing	78,075	4,685
General and administrative	11,528	28,479
Total operating expenses	99,681	460,083

Loss from operations	(99,681)	(460,083)

Other income (expense):
Interest income	581	1,875
Interest expense	(6,466)	(558)
Total other income (expense), net	(5,885)	1,317

Provision for income taxes	-	-
Net loss	$(105,566)	$(458,766)

Weighted average common shares outstanding - basic and diluted	3,000,000	3,000,000
Net loss per common share - basic and diluted	$(0.04)	$(0.15)

The accompanying notes are an integral part of these financial statements.

FUTURE LABS III, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

UNAUDITED

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2018	-	-	3,000,000	$300	$313,237	$(56,590)	$256,947
Net loss	-	-	-	-	-	(458,766)	(458,766)
Balances at June 30, 2019 (unaudited)	-	$-	3,000,000	$300	$313,237	$(515,356)	$(201,819)

Balances at December 31, 2019	-	-	3,000,000	$300	$362,118	$(715,729)	$(353,311)
Stock-based compensation expense	-	-	-	-	19,476	-	19,476
Net loss	-	-	-	-	-	(105,566)	(105,566)
Balances at June 30, 2020 (unaudited)	-	$-	3,000,000	$300	$381,594	$(821,295)	$(439,401)

The accompanying notes are an integral part of these financial statements.

FUTURE LABS III, INC.

STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Cash flows from operating activities:
Net loss	$(105,566)	$(458,766)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	19,476	-
Non-cash research and development expenses	-	105,600
Changes in operating assets and liabilities:
Interest receivable, related party	(581)	1,664
Accounts payable	15,378	229,849
Interest payable, related party	6,467	558
Net cash used in operating activities	(64,826)	(121,095)
Cash flows from investing activities:
Issuance of loans to related parties	(7,450)	(125,000)
Net cash used in investing activities	(7,450)	(125,000)
Cash flows from financing activities:
Proceeds from related party loans	67,500	129,860
Net cash provided by financing activities	67,500	129,860
Net change in cash and cash equivalents	(4,776)	(116,235)
Cash and cash equivalents at beginning of period	5,466	174,965
Cash and cash equivalents at end of period	$690	$58,730

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Issuance of convertible promissory note payable for research and development costs incurred	$-	$105,600

The accompanying notes are an integral part of these financial statements.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

1.	NATURE OF OPERATIONS

Future Labs III, Inc. (the “Company”), doing business as Hitch, is a corporation formed on December 4, 2017 under the laws of Delaware. The Company was formed to sell autonomous farming robots. The Company is headquartered in Santa Monica, California.

As of June 30, 2020, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $105,566 and $458,766 for the six months ended June 30, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2020 and 2019. As of June 30, 2020, the Company had an accumulated deficit of $821,295 and limited liquid assets with $690 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2020 and the statements of operations, stockholders’ equity and cash flows for the six months ended June 30, 2020 and 2019 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2020 and the results of its operations and its cash flows for the six months ended June 30, 2020 and 2019. The financial data and other information disclosed in these notes related to the six months ended June 30, 2020 and 2019 are also unaudited. The results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2020 and December 31, 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2020 and 2019 amounted to approximately $71,000 and $0, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. During the year ended December 31, 2019, the Company recorded $100,219 in abandoned offering costs, which were included in operating expenses in the statements of operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2020 and 2019 are as follows:

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
Convertible promissory note*	81,394	10,894
Options to purchase common stock	466,501	-
Warrants	354,484	-
Total potentially dilutive shares	902,379	10,894

*Convertible notes' potential shares are calculated based on principal and accrued interest, the valuation cap and the Company's fully diluted capitalization as of June 30, 2020 and 2019.  See Note 6 for more information.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan receivables as of June 30, 2020 and December 31, 2019:

				Accrued Interest	Outstanding Balance as of
	Agreement	Maturity	Interest	as of June 30,	June 30,	December 31,
Name	Date	Date	Rate	2020	2020	2019
				(unaudited)	(unaudited)
Future Labs V, Inc.	12/31/2019	12/31/2020	3%	$408	$27,220	$27,220
Future Labs V, Inc.	2/29/2020	2/28/2021	3%	108	7,000	-
Future Labs VI, Inc.	3/14/2020	3/14/2021	3%	60	450	-
Future Labs VII, Inc.	3/25/2020	3/25/2021	3%	5	14,400	-
				$581	$49,070	$27,220

*The loan was originally due October 31, 2019.  In 2019, the maturity date was extended to October 31, 2020.

In February 2019, the Company loaned an additional $95,000 to a related party under a promissory note, which was fully repaid in March 2019.

All loans above are unsecured. During the six months ended June 30, 2020 and 2019, the Company recognized interest income of $581 and $1,875, respectively.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of June 30, 2020 and December 31, 2019:

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

				Accrued Interest	Outstanding Balance as of
	Agreement	Maturity	Interest	as of June 30,	June 30,	December 31,
Name	Date	Date	Rate	2020	2020	2019
				(unaudited)	(unaudited)
Future VC 4, Inc.	8/22/2019	8/22/2020	3%	$348	$13,500	$13,500
Future VC 2, Inc.	8/6/2019	8/6/2020	3%	54	2,000	2,000
Future VC 3, Inc.	8/6/2019	8/6/2020	3%	2,227	82,245	82,245
Future Labs IV, Inc.	9/15/2019	9/15/2020	3%	27	1,151	1,151
Future Labs V, Inc.	9/16/2019	9/16/2020	3%	356	15,000	15,000
Future VC 5, Inc.	10/14/2019	10/14/2020	3%	514	24,000	24,000
Future Labs V, Inc.	10/25/2019	10/25/2020	3%	205	10,000	10,000
Future Labs V, Inc.	11/21/2019	11/21/2020	3%	146	8,000	8,000
Future Labs VII, Inc.	12/31/2019	12/31/2020	3%	619	41,241	41,241
Future VC 6, Inc.	1/21/2020	1/21/2021	3%	893	67,500	-
Future Labs VII, Inc.	2/29/2020	2/28/2021	3%	108	8,355	-
				$5,498	$272,992	$197,137

The Company issued two promissory notes for an aggregate of $49,596 in exchange for marketing expenses incurred by a related party on behalf of the Company. Concurrently, the Company provided marketing expense for another related party and was issued promissory note receivables of $41,620 (see Note 4).

During the six months ended June 30, 2020, the Company received $67,500 in cash proceeds in new related party loans.

During the six months ended June 30, 2020 and 2019, the Company incurred interest expense of $3,958 and $558, respectively, all of which remains unpaid as of June 30, 2020.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

6.	CONVERTIBLE PROMISSORY NOTE

In March and July 2019, the Company issued two convertible promissory notes (the “Notes”) to a third party in exchange for prototyping services performed for an aggregate principal amount of $167,200. The amount was included in research and development expenses in the statements of operations. The Notes are subject to automatic conversion upon a qualified preferred stock financing in excess of $500,000. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares, or (ii) the price (the “valuation cap”) equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company’s shares reserved for future issuance under the Company’s equity incentive plans). Upon a sale of the Company, the holder will have the option to a) be repaid the outstanding principal and accrued interest or b) convert the Notes into shares of common stock at a price equal to 80% of the price paid per share in the sale of the Company.

The Notes have a 2-year term, with the first tranche of $105,600 maturing in March 2021 and the second tranche of $61,600 maturing in July 2021. The notes bear interest at 3% per annum. Accrued interest payable on these notes was $5,723 as of June 30, 2020.

7.	STOCKHOLDERS’ EQUITY

As of December 31, 2019, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue two classes of stock: Preferred Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock and 10,000,000 shares of common stock. Both classes of stock have a par value of $0.0001 per share. The Preferred Stock is convertible into shares of common stock.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

As of June 30, 2020 and December 31, 2019, there were no shares of Preferred Stock issued or outstanding.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of Preferred are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

The holders of Preferred Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Preferred stockholders shall be entitled to a liquidation preference prior to common stockholders.

Redemption

No class of stock shall have any redemption rights.

As of both June 30, 2020 and December 31, 2019, the Company had 3,000,000 shares of common stock issued and outstanding.

8.	STOCK-BASED COMPENSATION

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs III, Inc. 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 466,501 shares as of June 30, 2020 and December 31, 2019. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. As of June 30, 2020 and December 31, 2019, there were no shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period on a monthly basis.

A summary of information related to stock options for the six months ended June 30, 2020 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019 (unaudited)	466,501	$0.50	$-
Granted	-	0.50
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2020 (unaudited)	466,501	$0.50	$-

Exercisable as of June 30, 2020 (unaudited)	252,215	$0.50

As of June 30, 2020, the weighted average duration to expiration of outstanding options was 9.3 years. Stock-based compensation expense for stock options of $10,782 was recognized under FASB ASC 718 for the six months ended June 30, 2020. Total unrecognized compensation cost related to non-vested stock option awards amounted to $35,092 as of June 30, 2020, which will be recognized over a weighted average period of 2.1 years.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

Warrants

In October and November 2019, the Company granted warrants to purchase an aggregate of 354,484 shares of common stock with an exercise price of $0.50 per share to two consultants as consideration for services. The grant-date fair value was $0.22 per share, or an aggregate fair value of $77,986. The warrants vest over a 48-month period with a 1-year cliff. As of June 30, 2020, no warrants were vested or exercisable. Stock-based compensation expense of $8,694 was recognized under ASC 718 for the six months ended June 30, 2020.

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Six Months Ended
	June 30,
	2020	2019
	(unaudited)
General and administrative expenses	$10,491	$-
Research and development expenses	8,985	-
	$19,476	$-

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense and research and development and net operating loss carryforwards. As of June 30, 2020, the Company had net deferred tax assets before valuation allowance of $220,289. The following table presents the deferred tax assets and liabilities by source:

June 30,
2020
(unaudited)
Deferred tax assets:
Net operating loss carryforwards	$152,259
Cash to accrual differences	68,030
Valuation allowance	(220,289)
Net deferred tax assets	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the six months ended June 30, 2020, cumulative losses through June 30, 2020, and no history of generating taxable income. Therefore, a full valuation allowance of $220,289 was recorded. The valuation allowance increased by $33,700 during the six months ended June 30, 2020. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2020 due to the full valuation allowance on its net deferred tax assets.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

FUTURE LABS III, INC.

NOTES TO FINANCIAL STATEMENTS

UNAUDITED

10.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivables and loan payables with related parties, and related interest income and expense.

11.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

In October 2020, the Company increased the number of authorized shares pursuant to the 2019 Plan to 516,746 shares. Concurrently, the Company issued options to purchase 77,394 shares of common stock with an exercise price of $0.50 per share, subject to vest over four years. Furthermore, the Company changed the vesting terms on outstanding options to purchase 38,786 shares from a four-year period to immediate vesting.

On October 26, 2020, the Company changed its name to Future Acres, Inc.

Management has evaluated subsequent events through October 26, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

F-32